Exhibit (a)(2)
PRESS RELEASE
FOR IMMEDIATE RELEASE
CANADA SOUTHERN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
SHAREHOLDERS REJECT PETRO-CANADA’S HOSTILE TAKEOVER BID
— Conference Call & Webcast Scheduled for 11 a.m. EDT —
All figures in CND dollars
CALGARY, AB, MAY 25, 2006 — The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) (NASDAQ: CSPLF)(TSX: CSW) has unanimously recommended that shareholders reject the unsolicited offer from Nosara Holdings Ltd., a wholly owned subsidiary of Petro-Canada, and not tender their shares into the offer.
The Board’s recommendation is contained in a Directors’ Circular filed today with Canadian and U.S. securities regulators. Shareholders are urged to read the Directors’ Circular in its entirety. A copy of the Circular will be available on Canada Southern’s web site at www.cansopet.com, on SEDAR at www.sedar.com and on the US Securities and Exchange Commission web site at www.sec.gov.
Chairman’s Comment
“We believe Petro-Canada’s offer is financially inadequate and fails to recognize the economic and strategic value of Canada Southern’s Arctic assets,” said Richard C. McGinity, Chairman of the Canada Southern Board.
“At a time when geopolitical instability in Nigeria, the Middle East, Russia and South America is threatening the supply of oil and natural gas, the Arctic Islands are coming to the fore as a significant, discovered and secure resource with the potential for ready access to key North American markets, including through Petro-Canada’s proposed LNG plant at Gros Cacouna, Quebec,” said Mr. McGinity.
Based on ten professional third party studies conducted between 1975 and 2001, estimates of the discovered natural gas in the Arctic Islands have ranged as high as 19.8 tcf. Canada Southern has a carried or working interest in seven of the 16 significant discovery licenses which have been registered with Canada’s National Energy Board, including interests in the three largest discoveries in the Drake Point, Hecla and Whitefish areas. Canada Southern’s carried and working interests in the Arctic cover more than 178,000 gross acres (39,000 net acres).
Canada Southern’s best estimate of the size of its discovered marketable natural gas resource in the Arctic Islands is approximately 927 bcfe, net to Canada Southern, based on available information and its own internal analysis. This contingent resource, if confirmed, would be approximately 68 times greater than the Company’s currently disclosed proved and probable reserves of 13.7 bcfe.
The estimate of Canada Southern’s discovered marketable natural gas resource in the Arctic was previously published in the Company’s 1985 Annual Report. However, under current Canadian and U.S. disclosure regulations, Canada Southern is prohibited from disclosing as proved or probable reserves those resources for which transportation to market is not currently available. For this reason, Canada Southern’s Arctic Islands discovered natural gas resource has not been disclosed as part of its NI 51-101 reported reserves.
“Unless the rocks have moved, we believe that what was there in 1985 is there today. We are urging shareholders not to tender their shares until the Company has explored potential alternative value-maximizing transactions with interested third parties,” said McGinity.
Reasons for the Recommendation
The Board believes that the Petro-Canada offer fails to provide full and fair value for the Canada Southern common shares and is an attempt by Petro-Canada to acquire Canada Southern without offering adequate consideration to its shareholders.
The Board cited a number of reasons for its recommendation, including that:
1.	In addition to producing assets in the Yukon and northeastern British Columbia and a substantial cash balance, Canada Southern has significant discovered marketable natural gas resources in the Arctic Islands which are of increasing economic and strategic value and, in the Board’s view, have not been adequately recognized in the Petro-Canada Offer.

2.	Based on available information and its own internal estimates, Canada Southern’s best estimate of its Arctic Islands marketable natural gas interests is approximately 927 bcfe, net to Canada Southern.

3.	The Board believes that Arctic natural gas development will be economically viable. As early as 1980, Petro-Canada and others proposed the Arctic Pilot Project which developed plans to ship Arctic natural gas by LNG tanker to southern markets. This viability was confirmed by the January, 2005 Canadian Energy Resource Institute (CERI) report which favourably assessed several alternative development scenarios for Arctic natural gas.

4.	Based on information available at this time, the Board believes the Petro-Canada Offer fails to adequately compensate shareholders for the economic and strategic value of Canada Southern’s assets and, in particular, its substantial Arctic Islands assets.

5.	Canada Southern’s financial advisor, CIBC World Markets, is actively soliciting competing bids from third parties which may be willing to pay a greater value for Canada Southern and its Arctic Islands assets.

6.	Petro-Canada has insisted that Canada Southern agree to complete a transaction on Petro-Canada’s abbreviated timetable without disclosing why timing is of such urgency for Petro-Canada. Petro-Canada has publicly stated that it “has no immediate plans for any Arctic development”, but is insisting on urgency in completing this transaction.

7.	The Petro-Canada Offer does not disclose (a) that Petro-Canada is the custodian of the Panarctic information that relates to Canada Southern’s Arctic Islands interests, or (b) whether Petro-Canada made use of this information in making its Offer.

8.	The Board believes that the timing of the Petro-Canada Offer is opportunistic and disadvantageous to shareholders both for reasons stated above and because the Petro-Canada Offer took advantage of a recent decrease in the trading price of the Common Shares.

9.	CIBC World Markets has provided a written opinion that, as of the date of such opinion, the consideration offered under the Petro-Canada Offer is inadequate, from a financial point of view, to the shareholders. The full text of this opinion has been included in Schedule B of the Directors’ Circular.

10.	The consideration offered under the Petro-Canada Offer represents a discount to the current trading price of the common shares.

11.	The Petro-Canada Offer is subject to numerous conditions, many of which are determined in the sole discretion of Petro-Canada.
A more detailed explanation of all of the reasons for the unanimous recommendation of the Board, as well as important information about the history of Canada Southern’s discussions with Petro-Canada, is provided in the Directors’ Circular.
Exploration of Strategic Alternatives to Maximize Shareholder Value
Although the Board was not considering a sale of Canada Southern prior to receiving Petro-Canada’s expression of interest, it feels compelled, in light of the Petro-Canada Offer, to explore other strategic alternatives, including obtaining competing bids, that may provide greater shareholder value.
Accordingly, Canada Southern and CIBC World Markets are actively soliciting competing bids that may provide greater shareholder value. Canada Southern has been in contact with a number of third parties which have expressed interest in Canada Southern and has provided certain of these parties with access to a data room containing confidential information regarding Canada Southern.
The Board cautions shareholders that tendering into the Petro-Canada Offer before the Board and its advisors have had an opportunity to obtain competing bids may preclude the possibility of financially superior competing offers emerging.
Limited Duration Shareholder Rights Plan
On May 24, 2006 the Board adopted a limited duration Shareholder Rights Plan, the purpose of which is to provide more time for Canada Southern to obtain a competing bid that may provide greater shareholder value.
Under applicable Canadian law, the Board will be permitted to utilize the Rights Plan to allow additional time to negotiate with third parties which are considering making competing bids, but the Rights Plan cannot be utilized to deny shareholders the opportunity to tender into any tender offer, including the Petro-Canada Offer.
The adoption of the Rights Plan is subject to the approval of the Toronto Stock Exchange.
Availability of the Directors’ Circular
Shareholders are urged to read the Directors’ Circular in its entirety. The document will be available free of charge on Canada Southern’s web site at www.cansopet.com, on SEDAR at www.sedar.com and has been filed as part of a Schedule 14D-9 with the US Securities and Exchange Commission (SEC), and is available free of charge at www.sec.gov. Copies of the Directors’ Circular are being mailed to all Canada Southern shareholders.

Investment Community Conference Call
     Canada Southern will host a conference call for the investment community on May 25, 2006 at 11:00 am EDT. To participate in the call, please dial (800) 296-1907 approximately 10 minutes prior to the start time.
The call will be web cast and can be accessed via the company’s web site at www.cansopet.com. A replay of the investment community conference call will be available for replay. To access the replay, please dial: (416) 626-4100 or (800) 558 5253, and enter passcode: 21293666.
How to Withdraw Shares from the Petro-Canada Offer
Shareholders who have questions or who may have already tendered their shares to the Petro-Canada offer and wish to withdraw them, may do so by contacting The Proxy Advisory Group, LLC the information agent retained by Canada Southern, toll free at:
     Canada or the United States toll-free: 1-866-678-1770
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns interests in various Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
Note Regarding Forward-Looking Statements
This press release, including the discussion of the reasons for the Board’s recommendation, contains forward-looking statements that were based on expectations, estimates and projections as of the date hereof.
Generally these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Any forward-looking statement is subject to known and unknown risks, uncertainties and other factors which may cause actual results and developments to materially differ from those expressed by, or implied by the forward-looking statements contained herein.
Examples of forward-looking statements in this press release include statements relating to: future prices of oil and natural gas estimates of natural gas reserves and resources and future production; estimated amounts and timing of capital expenditures; future development of Canada Southern’s assets (including its Arctic Islands discovered natural gas resources); future Arctic natural gas and LNG development and projects; exchange rates; and the prospect of a superior or alternative proposal or other strategic alternative to the Petro-Canada Offer emerging. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.
These forward-looking statements are based on a number of assumptions which may prove to be incorrect including, but not limited to: the fair value of the assets of Canada Southern; the existence of third parties interested in purchasing some or all of Canada Southern’s assets; the accuracy of Canada Southern’s reserves and resources estimates; the ability to develop Canada Southern’s Arctic Islands reserves or resources; the continued operation and performance of Canada Southern’s conventional natural gas and oil properties in accordance with their current and anticipated levels of operation and performance; and what the prices of oil and natural gas and the costs of production will be in the future. In addition to being subject to a number of assumptions, forward-looking statements in this press release are subject to a number of risks, including, but not limited to, risks identified in the filings by Canada Southern with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities, including Canada Southern’s Form 40-F and Annual Information Form, respectively, and risks of the following nature: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which Canada Southern has interests, particularly its Arctic Islands discovered natural gas resource and the Kotaneelee field; shifts in market demands; risks inherent in Canada Southern’s marketing operations; industry overcapacity; the strength of the Canadian and U.S. economies in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves and resources estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.
This list of factors that may affect the forward-looking statements contained in this press release is not exhaustive and there can be no assurance that any such forward-looking statements will be accurate. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Canada Southern does not undertake to update any forward-looking statements that are contained in this press release, except in accordance with applicable securities laws.
The terms “bcfe” and “boe” may be misleading, particularly if used in isolation. Both a bcfe conversion of 167,000 bbls:1 bcfe and a boe conversion of 6 mcf:1 boe are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.
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